                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*
                                  -----------

                           MICROTOUCH SYSTEMS, INC.
         ------------------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $0.01 par value
         ------------------------------------------------------------
                        (Title of Class of Securities)

                                   595145103
                 ---------------------------------------------
                                (CUSIP Number)


                Lawrence B. Goldstein, Gardere Wynne Sewell LLP
        1601 Elm Street, Suite 3000, Dallas, Texas 75201 (214) 999-4564

      ------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               November 13, 2000
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See (S)(S)240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 595145103                                           PAGE 2 OF 16 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Edward W. Rose III
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)
      PF
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                     [_]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      United States
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF            13,500
      SHARES       -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER
     OWNED BY             17,500
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
    REPORTING             13,500
      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH               17,500
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      31,000
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_] (See Instructions)
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.5%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)
      IN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 595145103                                           PAGE 3 OF 16 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Cardinal Investment Company, Inc.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)
      OO
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                     [_]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Texas
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER
     OWNED BY             14,700
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
    REPORTING             0
      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH               14,700
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      14,700
--------------------------------------------------------------------------------
12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES      [_]
      (See Instructions)
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)
      CO
--------------------------------------------------------------------------------

                                 SCHEDULE 13D

-------------------                                           ------------------
CUSIP NO. 595145103                                           PAGE 4 OF 16 PAGES
-------------------                                           ------------------

--------------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      Cardinal Partners, L.P.
--------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)
      WC
--------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                     [_]
--------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Texas
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER
     NUMBER OF            0
      SHARES       -----------------------------------------------------------
   BENEFICIALLY      8    SHARED VOTING POWER
     OWNED BY             13,100
                   -----------------------------------------------------------
       EACH          9    SOLE DISPOSITIVE POWER
    REPORTING             0
      PERSON       -----------------------------------------------------------
                    10    SHARED DISPOSITIVE POWER
       WITH               13,100
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      13,100
--------------------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_] (See Instructions)
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)
      PN
--------------------------------------------------------------------------------

                                 SCHEDULE 13D
-------------------                                             ----------------
CUSIP NO. 595145103                                           PAGE 5 OF 16 PAGES
-------------------                                             ----------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Cardinal Partners 2000, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)

      WC
------------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                              [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             1,600
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          1,600
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,600
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [_]
      (See Instructions)
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 0.1%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-------------------                                             ----------------
CUSIP NO. 595145103                                           PAGE 6 OF 16 PAGES
-------------------                                             ----------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      Cardinal Investment Company, Inc. Pooled Investment Trust
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)

      WC
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             2,200
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,200
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,200
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                         [_]
      (See Instructions)
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      Less than 0.1%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-------------------                                             ----------------
CUSIP NO. 595145103                                           PAGE 7 OF 16 PAGES
-------------------                                             ----------------

------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

      KMT Partners, L.P.
------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
 3    SEC USE ONLY


------------------------------------------------------------------------------
 4    SOURCE OF FUNDS (See Instructions)

      WC
------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                               [_]

------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                          [_]
      (See Instructions)
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON (See Instructions)

      PN
------------------------------------------------------------------------------

    Edward W. Rose III, Cardinal Investment Company, Inc., Cardinal Partners 2000, L.P., Cardinal Partners, L.P., Cardinal Investment Company, Inc. Pooled Investment Trust, and KMT Partners, L.P. (the "Reporting Persons") filed a Statement on Schedule 13D (the "Statement") relating to the Common Stock of Microtouch Systems, Inc. (the "Microtouch Common Stock") on October 13, 2000. The undersigned are amending such Statement to reflect (i) the reduction in the holdings of Reporting Persons from 460,300 shares to 31,000 shares of Microtouch Common Stock, (ii) that the combined holdings of the Reporting Persons have dropped below 5% of the outstanding Microtouch Common Stock and (iii) certain other matters.

Item 5. Interest in Securities of the Issuer. Item 5 is amended to read in its
        ------------------------------------
entirety as follows:

(a) and (b):   The following table sets forth the information required by Item
               5(a) and (b):

Name                  Number of Shares     Voting Power    Dispositive Power    % Ownership
----                  -----------------    ------------    -----------------    ------------
Edward W. Rose III    13,500                   sole             sole                 0.2%
                      17,500/(1)(2)(3)/       shared           shared                0.3%

CICI                  14,700/(4)/             shared           shared                0.2%

CPLP                  13,100                  shared           shared                0.2%

CP2K                   1,600                  shared           shared                  *

Trust                  2,200                  shared           shared                  *

KMT                        0                   none             none                   0%

_____________________________

   (1) Includes 300 shares owned by each of Lela Rose and Will E. Rose, the daughter and son of Edward W. Rose III, respectively, and over which Mr. Rose has shared dispositive and voting power by virtue of an oral agreement with each of his children.

   (2)  Includes the shares owned by the Trust.

   (3) Includes shares over which CICI has voting and/or dispositive power (and over which Mr. Rose may be considered to have voting and/or dispositive power by virtue of being the sole director and the President of CICI).

   (4) Includes 13,100 shares owned by CPLP, of which CICI is the general partner, and 1,600 shares owned by CP2K, of which CICI is the general partner.

   *  Represents less than 0.1%

  The total number of shares beneficially owned by the Reporting Persons is 31,000. Each of Mr. Rose, CPLP, CP2K, the Trust and KMT disclaims beneficial ownership of all of the shares of the Microtouch Common Stock covered by this Statement, other than the shares individually owned by him or it.

  With respect to the shares owned by Lela Rose and Will E. Rose, Edward W. Rose III shares voting and dispositive power with the respective owners of such shares. The following is the applicable information required by Item 2 with respect to Lela Rose and Will E. Rose:

     1. Lela Rose's principal occupation is a self-employed fashion designer and her business address is the Cardinal Address.

     2. Will E. Rose's principal occupation is the investment business and his business address is the Cardinal Address. Mr. Rose is employed by HBK Investments, which is engaged in the investment business and has a business address of 300 Crescent Court, Suite 700, Dallas, Texas 75201.

  To the Reporting Persons' knowledge, none of the above listed persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws, or finding any violation with respect to such laws. Lela Rose and Will E. Rose are citizens of the United States.

(c)  The following table sets forth the information required by Item 5(c):

     Except as specifically footnoted below, each of the following described transactions were open market sales, and all per share amounts are net of commissions.


                                       Date of    Amount of         Price Per
                                       -------    ---------        ----------
              Name                   Transaction  Securities         Share
             -------                 -----------  ----------        ------
     Cardinal Partners 2000, L.P.
                                       10-19-00          390             9.51
                                       10-19-00           80             9.51
                                       10-19-00          110             9.51
                                       11-07-00           60            14.00
                                       11-07-00          480            14.00
                                       11-07-00        1,610            14.42
                                       11-09-00          110            13.98
                                       11-10-00          720            14.50
                                       11-13-00          430            15.09
                                       11-13-00          220            15.09
                                       11-14-00        1,480            20.56
                                       11-14-00        2,730            20.56
                                       11-14-00        8,810            20.56
                                       11-14-00          180            20.56
                                       11-14-00          270            20.56
                                       11-14-00        5,860            20.53
                                       11-15-00          200            20.53
                                       11-15-00          200/(1)/        8.27
     Cardinal Partners, L.P.
                                       10-24-00        1,500            11.70
                                       11-07-00        2,640            14.00
                                       11-07-00        1,860            14.42
                                       11-07-00        2,000            14.42
                                       11-07-00        3,970            14.42
                                       11-09-00          550            13.98
                                       11-10-00        1,480            14.50
                                       11-10-00          400            14.50
                                       11-10-00        1,000            14.50
                                       11-10-00          620            14.50
                                       11-13-00        2,380            15.09
                                       11-13-00          440            15.09
                                       11-13-00          360            15.09
                                       11-14-00        1,640            20.56
                                       11-14-00        1,000            20.56
                                       11-14-00        2,000            20.56
                                       11-14-00        1,000            20.56
                                       11-14-00        1,320            20.56
                                       11-14-00        3,000            20.56
                                       11-14-00          200            20.56
                                       11-14-00        3,000            20.56
                                       11-14-00        2,000            20.56

                                       Date of    Amount of         Price Per
                                       -------    ---------        ----------
              Name                   Transaction  Securities         Share
             -------                 -----------  ----------        ------
                                       11-14-00          120            20.56
                                       11-14-00        2,000            20.56
                                       11-14-00        1,000            20.56
                                       11-14-00          280            20.56
                                       11-14-00        2,000            20.56
                                       11-14-00          120            20.56
                                       11-14-00        3,400            20.56
                                       11-14-00          600            20.56
                                       11-14-00        3,840            20.56
                                       11-14-00        3,200            20.56
                                       11-14-00        4,000            20.56
                                       11-14-00        2,400            20.56
                                       11-14-00          200            20.56
                                       11-14-00        1,600            20.56
                                       11-14-00        2,000            20.56
                                       11-14-00        2,000            20.56
                                       11-14-00          600            20.56
                                       11-14-00        1,000            20.56
                                       11-14-00       13,000            20.56
                                       11-14-00        2,000            20.56
                                       11-14-00        2,000            20.56
                                       11-14-00          400            20.56
                                       11-14-00           80            20.53
                                       11-14-00        6,000            20.53
                                       11-14-00        4,120            20.53
                                       11-14-00        2,000            20.53
                                       11-14-00        1,960            20.53
                                       11-14-00        1,840            20.53
                                       11-14-00        1,000            20.53
                                       11-14-00        2,000            20.53
                                       11-14-00        1,000            20.53
                                       11-14-00          200            20.53
                                       11-14-00        2,000            20.53
                                       11-14-00        2,000            20.53
                                       11-14-00        3,200            20.53
     Cardinal Investment Company, Inc.
          Pooled Investment Trust
                                       11-07-00          650            14.00
                                       11-07-00          850            14.42
                                       11-07-00          500            14.42
                                       11-07-00          580            14.42
                                       11-09-00          140            13.98
                                       11-10-00          780            14.50
                                       11-10-00           70            14.50
                                       11-13-00           30            15.09
                                       11-13-00          250            15.09
                                       11-13-00          500            15.09
                                       11-14-00          250            20.56
                                       11-14-00          110            20.56
                                       11-14-00          500            20.56

                                  Date of       Amount of    Price Per
                                  -------       ---------    ---------
            Name                Transaction    Securities      Share
            ----                -----------    ----------      -----
                                 11-14-00          250            20.56
                                 11-14-00          500            20.56
                                 11-14-00          250            20.56
                                 11-14-00          330            20.56
                                 11-14-00          750            20.56
                                 11-14-00           50            20.56
                                 11-14-00          750            20.56
                                 11-14-00          500            20.56
                                 11-14-00           30            20.56
                                 11-14-00          500            20.56
                                 11-14-00          250            20.56
                                 11-14-00           70            20.56
                                 11-14-00          500            20.56
                                 11-14-00           30            20.56
                                 11-14-00          850            20.56
                                 11-14-00          150            20.56
                                 11-14-00          960            20.56
                                 11-14-00          800            20.56
                                 11-14-00        1,000            20.56
                                 11-14-00          600            20.56
                                 11-14-00           50            20.56
                                 11-14-00          400            20.56
                                 11-14-00          500            20.56
                                 11-14-00          500            20.56
                                 11-14-00          150            20.56
                                 11-14-00          250            20.56
                                 11-14-00        3,250            20.56
                                 11-14-00          500            20.56
                                 11-14-00          440            20.56
                                 11-14-00           60            20.53
                                 11-14-00          120            20.53
                                 11-14-00        1,500            20.53
                                 11-14-00        1,030            20.53
                                 11-14-00          500            20.53
                                 11-14-00          490            20.53
                                 11-14-00          460            20.53
                                 11-14-00          250            20.53
                                 11-14-00          500            20.53
                                 11-14-00          250            20.53
                                 11-14-00           50            20.53
                                 11-14-00          500            20.53
                                 11-14-00          500            20.53
                                 11-14-00          770            20.53

                              Page 11 of 16 Pages

                                  Date of       Amount of    Price Per
                                  -------       ---------    ---------
            Name                Transaction    Securities      Share
            ----                -----------    ----------      -----
KMT Partners, LP
                                 11-07-00        3,190            14.00
                                 11-07-00        4,310            14.42
                                 11-07-00        2,500            14.42
                                 11-07-00        2,650            14.42
                                 11-09-00          670            13.98
                                 11-10-00        4,180            14.50
                                 11-10-00           10            14.50
                                 11-13-00          490            15.09
                                 11-13-00        1,250            15.09
                                 11-13-00        2,070            15.09
                                 11-14-00        1,680            20.56
                                 11-14-00          550            20.56
                                 11-14-00        2,500            20.56
                                 11-14-00        1,250            20.56
                                 11-14-00        2,500            20.56
                                 11-14-00        1,250            20.56
                                 11-14-00        1,650            20.56
                                 11-14-00        3,750            20.56
                                 11-14-00          250            20.56
                                 11-14-00        3,750            20.56
                                 11-14-00        2,500            20.56
                                 11-14-00          150            20.56
                                 11-14-00        2,500            20.56
                                 11-14-00        1,250            20.56
                                 11-14-00          350            20.56
                                 11-14-00        2,500            20.56
                                 11-14-00          150            20.56
                                 11-14-00        4,250            20.56
                                 11-14-00          750            20.56
                                 11-14-00        4,800            20.56
                                 11-14-00        4,000            20.56
                                 11-14-00        5,000            20.56
                                 11-14-00        3,000            20.56
                                 11-14-00          250            20.56
                                 11-14-00        2,000            20.56
                                 11-14-00        2,500            20.56
                                 11-14-00        2,500            20.56
                                 11-14-00          750            20.56
                                 11-14-00        1,250            20.56
                                 11-14-00       16,250            20.56
                                 11-14-00          820            20.56
                                 11-14-00        1,680            20.53
                                 11-14-00        2,500            20.53
                                 11-14-00          600            20.53
                                 11-14-00        7,500            20.53
                                 11-14-00        5,150            20.53
                                 11-14-00        2,500            20.53
                                 11-14-00        2,450            20.53

                              Page 12 of 16 Pages

                                  Date of       Amount of    Price Per
                                  -------       ---------    ---------
            Name                Transaction    Securities      Share
            ----                -----------    ----------      -----
                                 11-14-00        2,300            20.53
                                 11-14-00        1,250            20.53
                                 11-14-00        2,500            20.53
                                 11-14-00        1,250            20.53
                                 11-14-00          250            20.53
                                 11-14-00        2,500            20.53
                                 11-14-00          950            20.53
                                 11-15-00        1,550            20.53
                                 11-15-00        5,000            20.53
                                 11-15-00        1,250            20.53
                                 11-15-00        1,250            20.53
                                 11-15-00        4,000            20.53
                                 11-15-00          750            20.53
                                 11-15-00        9,300/(1)/        8.27
                                 11-15-00        3,500/(1)/        8.27
                                 11-15-00        1,000/(1)/        8.27
Edward W. Rose III
                                 10-19-00          800             9.51
                                 10-19-00        1,780             9.51
                                 11-07-00          460            14.00
                                 11-07-00          400            14.00
                                 11-07-00          800            14.00
                                 11-07-00        1,160            14.00
                                 11-07-00        1,840            14.42
                                 11-07-00          500            14.42
                                 11-07-00        2,500            14.42
                                 11-07-00        1,000            14.42
                                 11-07-00          500            14.42
                                 11-07-00          500            14.42
                                 11-07-00          500            14.42
                                 11-07-00        1,000            14.42
                                 11-07-00           50            14.42
                                 11-09-00          590            13.98
                                 11-10-00          360            14.50
                                 11-10-00        1,000            14.50
                                 11-10-00          500            14.50
                                 11-10-00          500            14.50
                                 11-10-00          500            14.50
                                 11-10-00          500            14.50
                                 11-10-00          360            14.50
                                 11-13-00        1,450            15.09
                                 11-13-00          400            15.09
                                 11-13-00          790            15.09
                                 11-13-00          740            15.09
                                 11-14-00       15,050            20.56
                                 11-14-00        7,560            20.56
                                 11-14-00       12,090            20.56
                                 11-14-00          200            20.56
                                 11-14-00       32,120            20.56

                             Page 13 of 16 Pages

                                  Date of       Amount of    Price Per
                                  -------       ---------    ---------
            Name                Transaction    Securities      Share
            ----                -----------    ----------      -----
                                 11-14-00        6,840            20.53
                                 11-14-00          780            20.53
                                 11-14-00       21,560            20.53
Lela Rose
                                 10-19-00           70             9.51
                                 11-07-00           30            14.00
                                 11-07-00           50            14.00
                                 11-07-00          230            14.42
                                 11-07-00           10            14.42
                                 11-09-00           20            13.98
                                 11-10-00           20            14.50
                                 11-10-00           90            14.50
                                 11-13-00           10            15.09
                                 11-13-00           50            15.09
                                 11-13-00           10            15.09
                                 11-13-00           20            15.09
                                 11-13-00           10            15.09
                                 11-14-00          420            20.56
                                 11-14-00          220            20.56
                                 11-14-00          340            20.56
                                 11-14-00          980            20.56
                                 11-14-00          130            20.53
                                 11-14-00           20            20.53
                                 11-14-00          700            20.53
Will E. Rose
                                 10-19-00           70             9.51
                                 11-07-00           30            14.00
                                 11-07-00           50            14.00
                                 11-07-00          230            14.42
                                 11-07-00           10            14.42
                                 11-09-00           20            13.98
                                 11-10-00           20            14.50
                                 11-10-00           90            14.50
                                 11-13-00           10            15.09
                                 11-13-00           50            15.09
                                 11-13-00           10            15.09
                                 11-13-00           20            15.09
                                 11-13-00           10            15.09
                                 11-14-00          420            20.56
                                 11-14-00          220            20.56
                                 11-14-00          340            20.56
                                 11-14-00          980            20.56
                                 11-14-00          130            20.53
                                 11-14-00           20            20.53
                                 11-14-00          700            20.53

____________________________
(1) The shares of Microtouch Common Stock sold in this transaction were sold subject to a call on such shares at an exercise price of $12.50.

          Cardinal Partners, L.P. transacted an open market purchase on November 7, 2000, for 800 shares of Microtouch Common Stock at a price of $14.36 per share and an open market purchase on November 10,

                              Page 14 of 16 Pages

2000 for 200 shares of Microtouch Common Stock at a price of $15.43 per share.

(d)  Not applicable.

(e) The Reporting Persons ceased to collectively own more than five percent of the Microtouch Common Stock on November 14, 2000.

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ---------------------------

     Item 6 is amended to add the following paragraph:

     The Reporting Persons (except KMT, which currently owns no shares of Microtouch Common Stock) are parties to call option contracts that provide that the counterparties have the right to purchase an aggregate of 31,000 shares of Microtouch Common Stock from the Reporting Persons on or before December 15, 2000, at a price of $12.50 per share. The Reporting Persons currently own an aggregate of 31,000 shares of Microtouch Common Stock, all of which are subject to the call option contracts described above.

                              Page 15 of 16 Pages

Signatures

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 20, 2000



                                                   *
                                 -------------------------------------------
                                 Edward W. Rose III


                                 CARDINAL INVESTMENT COMPANY, INC.


                                 By:               *
                                    ----------------------------------------


                                 CARDINAL PARTNERS, L.P.


                                 By:               *
                                    ----------------------------------------


                                 CARDINAL PARTNERS 2000, L.P.


                                 By:               *
                                    ----------------------------------------


                                 CARDINAL INVESTMENT COMPANY, INC.
                                 POOLED INVESTMENT TRUST [As Amended and
                                 Restated as of January 1, 1989]


                                 By:               *
                                    ----------------------------------------


                                 KMT PARTNERS, L.P.


                                 By:               *
                                    ----------------------------------------


* By: /s/ DEBBIE CRADY
     -----------------------
     Debbie Crady
     Attorney-in-Fact

                              Page 16 of 16 Pages